                                EXHIBIT (a)(10)

                [FORM OF WRITTEN CONFIRMATION TO OPTION HOLDERS
               ELECTING TO PARTICIPATE IN THE OFFER TO EXCHANGE]

To:  [option holder]

This message confirms that on _______, 2001, Netopia, Inc. cancelled option(s) to purchase [number] shares, which you submitted for exchange under your Letter of Transmittal. Netopia will grant you a new option to purchase [number] shares, with the terms and conditions described in the Amended and Restated Offer to Exchange, dated May 17, 2001, on or after December 5, 2001, but no later than December 31, 2001, subject to your continued employment with Netopia and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Janna Berry at
(510) 814-5112 or by email at janna@netopia.com.

Thank you,

Janna Berry
Stock Plans Administrator